February 26, 2010

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Terence O'Brien
Tracey Houser
Al Pavot

Re:	Physicians Formula Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,
June 30, 2009 and September 30, 2009
File No. 1-33142

Ladies and Gentlemen:

We refer to your letter dated February 12, 2010 commenting on the disclosures contained in Physicians Formula Holdings, Inc.’s (the “Company”, “we”, “us” or “our”) Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.  For your convenience, we have repeated each of the Staff’s comments below in bold and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies and Estimates, page 25

Goodwill and Other Intangible Assets, page 26

1.
We note that you are testing all of your long-lived assets, including your definite-lived intangible assets, for impairment at the entity level.  Paragraph 11 of SFAS 144 (ASC 360-10-35-24) notes that grouping all assets and liabilities at the entity level for purposes of testing long-lived assets for impairment should occur in limited circumstances.  As such, please provide us with a detailed explanation as to how management determined the entity level is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  Please also refer to the guidance provided in paragraphs B44-B46 of SFAS 144 for additional guidance.  In addition, we note your reference to how you manage your business and the identification of your reportable segments and reporting units as part of your consideration for the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.  It is unclear to us how the management of your business and the identification of your reportable segments and reporting units is relevant to the determination of your asset groups for impairment testing, as the concepts for managing your business and the corresponding disclosures in accordance with SFAS 133 (ASC 280) differs from the purpose of the recoverability analysis in SFAS 144 (ASC 360-10).

Response:  In determining the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, we considered various factors, including the following principal factors: 1) the similarity in the nature of our product offerings to our entire customer base; 2) the shared assembly processes for all products; and 3) the extent to which we manage our business utilizing centralized functions.  The result is a significant amount of shared costs (including for example advertising, sales force, data processing, accounting and management) for the sales of our

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February 26, 2010

products.  We assemble and package components purchased from third party vendors at our facilities in the Los Angeles, California area.  We then distribute the products to the majority of our customers directly from our facility in Azusa, California, which houses our distribution facilities and corporate headquarters.  Our assembly, packaging and distribution processes are labor intensive.  Our product categories consist of eye and face makeup, in which we have several product lines (face powders, bronzers, concealers, blushes, foundation/tinted moisturizer, eyeshadows, eye liners, brow makeup, and mascara).  Given the related and similar nature of our products, we are able to utilize the same facilities for the assembly, packaging and distribution of all of our products.  Additionally, we are often able to utilize common components (such as compacts, brushes and tubes) in our different product lines given the similarity of the nature of our products, which also allows us to utilize common assembly and packaging machinery and equipment for the production and assembly of such products.

All of our products are offered to all of our customers and under the Physicians Formula trademark.  While certain customers may not purchase all of our product lines, we do not package any product for a specific customer nor do we have any private label products.

Also, given the nature and size of our Company, we have centralized our operations across many different functions.  Our management teams perform such functions for all of our product lines and customers.  These processes principally occur in our facilities located in the Los Angeles, California area.  As a result of the shared resources, there is a significant amount of shared costs across our products, including that of our management teams, advertising, trade allowance programs, data processing, accounting, research and development, purchasing, assembly, packaging, and distribution.

We utilize gross sales to customers for the management and review of our financial performance.  Given the shared materials, assembly processes, costs and other resources, our cash flows are not identifiable by product or customer or other grouping.   As a result of the above, we have determined the asset group for purposes of testing our long-lived assets and definite-lived intangible assets for recoverability in accordance with ASC 360 (formerly SFAS 144), includes all assets and liabilities of our Company, as that is the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities.

2.
We note the disclosure you intend to provide in future filings regarding your assessment of the remaining useful life of the distributor relationship intangible asset in response to comment 6 in our letter dated December 22, 2009.  Specifically, you note that the loss of one of your largest retailer customers was offset by the growth in sales to your existing customers since 2003.  Please provide us with a more detailed explanation as to how size of the sales to your retail customers impacts the determination of the useful life of the distributor relationship intangible asset.  In this regard, we note your disclosure on page 26 of your 2008 Form 10-K, which states you estimate the useful life of distributor relationships on historical attrition.  We assume that a historical attrition rate is based on the length of the relationship with each of your distributors.  Please also provide us with the disclosures you intend to include in future filings.

Response:  Please note that in connection with our management buyout and stock purchase transaction in 2003, the Company allocated value to the acquired distributor relationship identifiable intangible asset, which was our entire customer base at the time of the transaction.  Our customer base at the time of the transaction, and continuing currently, is principally comprised of retailers that we sell to directly.  We use the term distributor interchangeably with customer.

Because of our customer base (in excess of 50 customers) and our centralized marketing and branding strategy, we view our customer/distributor relationship as a single unit of account.  Our distributor relationships intangible asset was initially valued utilizing an income approach based on the expected cash flows to be generated from those customers existing at the time of our 2003 business combination, over an estimated 20 year period.  The 20 year period was calculated using a historical attrition analysis to evaluate the estimated length of the relationship with our customers, as the attrition analysis calculates the rate of drop-off or loss of customer sales over time.  We used our aggregate sales for these customers over a historical period of time to calculate an implied average annual customer attrition rate of approximately 5%, which converted into the 20 year estimated useful life of the distributor/customer relationships.  Additionally, because of the size of our customer base in the aggregate (in excess of 50 customers) and our historical

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February 26, 2010

experience of a low customer turnover, we determined that straight line amortization was appropriate.  Our customer turnover has continued to be low and, of the top 50 which represent the vast majority of our sales, we have only lost the largest customer referred to below since 2003.

As the sales continued to decline for one of our largest customers and ultimately ceased upon their notice to no longer purchase our products in 2009, we updated our historical attrition analysis as of June 30, 2009 to determine if the loss of one of our largest customers would warrant a revision to the remaining period of amortization of the carrying value of our distributor relationship intangible asset in accordance with ASC 350-30-35-9.  Based upon our analysis, including reviewing our sales to customers existing as of the 2003 business combination through June 30, 2009, our expected sales to those same customers in the future and our continued low customer turnover, we noted that  the overall impact of the decline in sales from the loss of one of our largest customers in 2009 did not significantly impact the attrition rate of our distributor relationships/customers.  This occurred because the significant growth in sales at our other customers in existence at the time of the business combination in 2003 offset the sales declines from the loss of one of our largest customers in 2009.  We did consider whether the customer lost in 2009 represented a trend indicating that similar losses should be expected in the future.  We do not believe this to be the case based on our ongoing assessment of various matters, including our historical loss of other customers, recent sales to other customers, and our ongoing discussions with our customers, about their planned annual store reset decisions made for the upcoming year.

Therefore, based upon our analysis we believe that the remaining period of amortization of the carrying value of our distributor relationships intangible asset still appears reasonable as of June 30, 2009 and representative of the period that the asset is expected to contribute to our future cash flows.  However, we will continue to monitor the attrition rate of our customers and assess whether any changes, events or circumstances have an impact on the remaining estimated useful life of our distributor relationships.

Please see the expanded disclosure included in our response to comment No. 3, including the first paragraph under the subsection “Definite-lived intangible assets”, which we intend to include in our fiscal 2009 Annual Report on Form 10-K.

3.
We note the disclosures you intend to include in future filings in response to comments 5 and 7 in our letter dated December 22, 2009, for your distributor relationship intangible asset.  Please further revise this disclosure to provide investors with more company-specific disclosures rather than general disclosures that could relate to other companies.  For example, in addition to stating that there are inherent uncertainties in the assumptions used to estimate the sum of the projected undiscounted cash flows of the asset group, please disclose the more critical assumptions for which the assumptions materially differ from your historical results.  In addition, please expand upon the events, transaction, etc. that are possible of occurring and could lead to a material deviation from the expected outcomes used in estimating the sum of the projected undiscounted cash flows.  Please also provide more company-specific disclosures regarding the events, transactions, etc. that could cause net sales and other estimated factors to fall below the forecasted levels that could lead to additional impairment charges for your trade names.  Please provide us with the disclosures you intend to include in future filings.

Response:  We acknowledge the Staff’s request for more detail.  We intend to include a statement, similar to the following, in our fiscal 2009 Annual Report on Form 10-K.  This statement is consistent with that provided in our response dated January 21, 2010 to the Staff’s December 22, 2009 comment letter, except we have expanded upon our company-specific disclosures and critical assumptions that could affect our estimate of the fair value of our indefinite-lived intangible asset (trade names) and of the sum of the projected undiscounted cash flows of the asset group for our definite-lived intangible assets, including the distributor relationships, which is used for the test of recoverability of those assets.

Our proposed disclosure is set forth in the text below with underline font indicating changes from the intended disclosure that was included in our response dated January 21, 2010 to the Staff’s December 22, 2009 comment letter, and strikethrough or bold font indicating changes from the disclosure that was included in our fiscal 2008 Annual Report on Form 10-K.  Additionally, the more critical assumptions used to estimate our projected undiscounted cash flows of the asset group, as discussed below, do not materially differ from our historical results.  However, in the future if such critical assumptions do materially differ from our historical results, we will disclose those assumptions, including the underlying events and conditions causing them to differ.

U.S. Securities and Exchange Commission
February 26, 2010

Goodwill and Other Intangible Assets

Goodwill – Goodwill represented the excess of the purchase price over the fair value assigned to the net tangible and specific intangible assets acquired in business combinations. In accordance with ASC 350, goodwill was not amortized and was tested for impairment annually as of June 30, or whenever events or indicators of impairment occur between annual impairment tests. To apply ASC 350, a company is divided into separate “reporting units,” each representing groups of activities that are separately managed. For this purpose, we have one reporting unit. In addition to the annual impairment test, we assessed whether events or circumstances occurred that potentially indicated that the carrying amounts of these assets may not be recoverable.

The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of goodwill is determined using a discounted cash flow analysis, corroborated by a comparative market approach based on recent share prices and includes a control premium based on recent transactions that have occurred in our industry. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, weighted average cost of capital (WACC) and terminal value assumptions. The WACC takes into account the relative weights of each component of the company’s consolidated capital structure (equity and debt) and represents the expected cost of new capital adjusted as appropriate to consider lower risk profiles associated with longer term contracts and barriers to market entry. The terminal value assumptions are applied to the final year of the discounted cash flow model. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test involves preparing an allocation of the fair value of our reporting unit to the tangible and intangible assets (other than goodwill) as if the reporting unit had been acquired in a business combination. Given that the continued downturn in the U.S. economy during the fourth quarter of 2008 significantly lowered consumer discretionary spending, which lowered the demand for our products, along with the continued deterioration of our market capitalization, we tested goodwill and other intangible assets as of December 31, 2008 for impairment. As a result, we recorded a non-cash impairment charge of $16.8 million representing the entire amount of our previously recorded goodwill.

Other indefinite-lived intangible assets – Other indefinite-lived intangible assets consist exclusively of trade names. The Physicians Formula trade name has been used since 1937 and is a recognized brand within the cosmetics industry. It is management’s intent to leverage the trade names indefinitely into the future. Trade names are tested for impairment annually as of June 30, or whenever events or indicators of impairment occur between annual impairment tests. ~~We determined the fair value of the trade names by performing a projected discounted cash flow analysis based on the relief-from-royalty approach.~~ The fair value of the trade names is determined using a discounted cash flow analysis based on the relief-from-royalty approach.  The relief-from-royalty approach is an income approach that utilizes certain market information by reference to the amount of royalty income we could generate if the trade names were licensed, in an arm’s length transaction, to a third party.  Based on a comparison of our trade names to the guideline transactions, including an assessment of industry conditions, the age of the trademark/trade name, degree of consumer recognition and life cycle of the brand, a reasonable royalty rate is estimated for the trade names. The principal factors used in the discounted cash flow analysis requiring judgment are the projected net sales, discount rate, royalty rate and terminal value assumptions (Level 3 inputs).

If our net sales or other estimated factors are not achieved at or above the forecasted level, this may adversely affect the estimated fair value of the trade names and the carrying value may prove unrecoverable and we may incur additional impairment charges in the future.The critical assumptions that affect projected net sales and the discount rate assumptions are: i) the number of retail stores in which we have distribution, which, in turn, could be affected by the loss or gain of a customer(s), in whole or in part.  ii) the number of products we sell on average in each of our retail customer’s stores and iii) the sales price of our products to our customers, which can be affected by general consumer confidence, competitive dynamics and the degree of innovation in our products relative to that of our competition; and iv) the rate of returns that we expect to receive from sales to our customers, which are offsets to our gross sales.   Customers evaluate whether to

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keep our products in distribution using a variety of factors, the most meaningful of which include the rate of sales of our products in their stores, the margin our customers generate from the sales of our products, and the amount of cooperative advertising and trade allowance programs that we invest in to support the sales of our products in their stores (and such programs are offsets to our gross sales). Typically, products that are returned relate to either special promotions that did not sell through at our retail customers or products which our retail customers are not including in their planned annual plan-o-gram reset for the upcoming year. The discount rate is affected by the Company’s, and selected guideline public companies, capital structure (ratio of debt and equity financing) and the related cost of debt and equity financing, and both can be significantly affected by changes in the capital markets (e.g. general availability of debt and equity for companies with our risk profile) and the degree of risk and stability analysts, investors, potential investors, and other market participants perceive in our cash flow performance.

As a result of the conditions identified above under “Goodwill”, we conducted ~~our most recent~~ an impairment test as of December 31, 2008, which resulted in a $15.9 million non-cash impairment charge to write down the carrying value of the trade names to their fair value of $13.6 million. As a result of our annual impairment testing of the trade names as of June 30, 2009, trade names with a carrying amount of $13.6 million were written down to their fair value of $12.5 million, resulting in an impairment charge of $1.1 million, which was included in the operating results for the twelve months ended December 31, 2009.

Definite-lived intangible assets – Other intangible assets consist primarily of patents and distributor relationships (we use the terms distributor and customer interchangeably, thus such distributor relationships represented of our entire customer base of retailer customers at the time of the management buyout and stock purchase transactionin 2003). Patents and distributor relationships are amortized over their estimated useful lives of 15 and 20 years, respectively. Intangible assets related to patents and distributor relationships are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Management estimated the useful life of the patents on the base technology that has been in existence for many years and is expected to continue through the estimated useful life. ~~and t~~The useful life of the distributor relationships is based ~~on historical attrition~~ on our historical attrition analysis, which was used to calculate the rate of drop-off or loss of customer sales over time, for all of our customers/distributors at the time of the 2003 management buyout and stock purchase transaction.  We used our aggregate sales for these customers over a historical period of time to calculate an implied average annual customer attrition rate, which converted into the 20 year estimated useful life of the distributor/customer relationships.~~The carrying value of other definite-lived intangible assets was tested and determined to not be impaired as of December 31, 2008~~.

We evaluate the remaining useful life of our distributor relationships intangible asset in accordance with ASC 350-30-35-9.  ~~The estimated useful life of our distributor relationships is based on historical attrition rates, as adjusted for any current known events or conditions that may result in a significantly different attrition rate.  The useful life of our distributor relationship was originally determined based upon a historical attrition analysis that was completed at the time of our business combination during 2003.~~  In connection with the loss of one of our largest retailer customers, we updated our attrition analysis based on historical sales information through June 30, 2009 and adjusted the analysis for the loss of such customer.  From the date of the management buyout and stock purchase transaction in 2003 through June 30, 2009~~2008~~, we have been able to significantly increase our sales through by expanding our total distribution among our then existing customers through increases in the number of retail stores in which our customers sell our product and through increases in the total number of products sold at each of our customers’ stores.  Based upon our updated attrition analysis, we noted that the loss of one of our largest retailer customers was offset by the growth in our sales to our then existing customers since 2003.  Therefore, since the resulting attrition rate approximated the previous historical attrition rate, we concluded that there was not a significant impact to~~on~~ the remaining period of amortization ~~estimated useful life~~ of related to our distributor relationships intangible asset.

Additionally, we tested the recoverability of definite-lived intangible assets at the asset group level, which we determined to be at the entity level, in accordance with ASC 360 as of December 31, 2008 and June 30, 2009

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as events or changes in circumstances indicated that the carrying amount may not be recoverable.  The recoverability of the asset group was based on the sum of the projected undiscounted cash flows of the asset group, which we then compared to the related carrying value of the asset group.  The material inputs into these projections include assumptions regarding estimates of revenue growth rates, gross profit margins, and operating expenses, which were adjusted for known events and circumstances as of the date of our recoverability testing, including the adverse impact from the loss of one of our largest retailer customers.  Based upon the results of our recoverability test of the asset group, the sum of the undiscounted cash flows exceeded the carrying value, indicating that the asset group carrying value is recoverable and no impairment charge was required for our distributor relationships and patents intangible assets.

Our impairment test for all of our intangible assets includes assumptions regarding the expected cash flows generated by the assets.  The most critical assumptions to our profitability and cash flow projections are our forecasted net sales and product costs.  The most critical assumptions for our projected net sales are discussed under other indefinite-lived intangible assets above.  The most significant assumptions affecting our product costs relate to our procurement costs for both raw materials and semi-finished goods, which can be affected by inflation, the complexity of our product formulations, freight and fuel costs and the financial condition of our suppliers.

Inherent in any of these assumptions are uncertainties regarding the outcome of our projected sales growth rates, profit margins and operating expenses.  Differences between current expectations and future outcomes realized may lead to significant changes in the fair value of our intangible assets, which may result in the incurrence of substantial losses by us.

Additionally, we will not be required to make any current or future cash expenditures as a result of the~~se~~ above  impairments, and these impairments did not impact our financial covenant compliance under our debt ~~senior credit~~ agreement or our ongoing financial performance.

*  *  *  *

In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at (626) 334-3395, extension 204.

Very truly yours,

/s/ JEFF M. BERRY
Jeff M. Berry
Chief Financial Officer